UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
CUSTODY
OF MANAGEMENT INVESTMENT COMPANIES
Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number:	Date examination completed:
	811 — 1825	July 8, 2008
2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement: Rand Capital Corporation

4.	Address of principal executive office (number, street, city, state, zip code): 2200 Rand Building, Buffalo, NY 14203
INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company
1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Daniel P. Penberthy
Executive Vice President
dpenberthy@randcapital.com

Since 1969	2200 Rand Building / Buffalo, New York 14203 / Tel: 716•853•0802 Fax: 716•854•8480
Management Statement Regarding Compliance With Certain Provisions of the Investment
Company Act of 1940
July 8, 2008
Freed Maxick & Battaglia, CPAs, PC
800 Liberty Building
Buffalo, NY 14202
To Whom It May Concern:
We, as members of management of Rand Capital Corporation (the “Corporation”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We have performed an evaluation of the Corporation’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2008.
Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2008 with respect to securities reflected in the investment account of the Corporation.

Rand Capital Corporation
By:	/s/ Allen F. Grum
Allen F. Grum
President and Chief Executive Officer

/s/ Daniel P. Penberthy
Daniel P. Penberthy
Executive Vice President and Chief Financial Officer

NASDAQ-RAND

Freed Maxick & Battaglia, CPAs, PC
Report of Independent Registered Public Accounting Firm
To the Board of Directors of
Rand Capital Corporation
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Rand Capital Corporation (the “Corporation”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of June 30, 2008. Management is responsible for the Corporation’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Corporation’s compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2008, and with respect to agreement of securities held.
•	Count and inspection of all securities located in the vault of the Corporation in Buffalo, New York, without prior notice to management;

•	Confirmation of all securities held by institutions in book entry form by Merrill Lynch;

•	Reconciliation of all such securities to the books and records of the Corporation and the Custodian;
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation’s compliance with specified requirements.
In our opinion, management’s assertion that the Corporation complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2008, with respect to securities reflected in the investment account of the Corporation is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
Buffalo, New York
July 8, 2008